SEC
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FEB 29 2016

Washington DC
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16013381

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Outcome Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11921 Freedom Drive, Suite 730
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Wallace (703) 995-2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive, Suite 300	Timonium	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Outcome Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Fairfax County
Commonwealth of Virginia
The foregoing instrument was acknowledged before me
this 26th day of February, 2016
by Jonathan Wallace
Mindy R. Greenwell Notary Public
MINDY ROOSEVELT GREENWELL
Reg. #7619141 Commission Exp. 3/31/2018

Signature

Managing Partner
Title


MINDY ROOSEVELT GREENWELL
NOTARY PUBLIC
REG #
7619141
COMMISSION
EXPIRES
3/31/2018
COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUTCOME CAPITAL, LLC

2015 FINANCIAL PACKAGE

OUTCOME CAPITAL, LLC
Reston, Virginia

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2015

TABLE OF CONTENTS



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

We have audited the accompanying statement of financial condition of Outcome Capital, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Commission, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Commission, and the Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the

To the Operating Committee of
Outcome Capital, LLC

Securities Exchange Commission, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Commission, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission), is fairly stated, in all material respects, in relation to the financial statements as a whole.



CliftonLarsonAllen LLP

Baltimore, Maryland
February 22, 2016

FINANCIAL STATEMENTS

OUTCOME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,405,981
Prepaid expenses	42,671
Accounts receivable	57,374
Receivable from affiliated companies	9,432
Security deposits	56,048
Property and equipment, net of accumulated depreciation of $15,328	62,180
TOTAL ASSETS	$ 1,633,686
LIABILITIES AND MEMBERS' CAPITAL	
Accounts payable, accrued expenses and other liabilities	$ 512,683
Members' capital	1,121,003
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,633,686

The accompanying notes are an integral part of the financial statement.

OUTCOME CAPITAL, LLC
STATEMENT OF INCOME
Year Ended December 31, 2015

REVENUES	
Investment banking	$ 4,579,167
EXPENSES	
Compensation and benefits	3,012,503
Communication and data processing	83,632
Occupancy & Equipment	279,349
Other	351,839
Total	3,727,323
NET INCOME	$ 851,844

The accompanying notes are an integral part of the financial statement.

OUTCOME CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2015

BALANCE AT DECEMBER 31, 2014	$ 358,510
Net income	851,844
Member contributions	272,000
Member distributions	(361,351)
BALANCE AT DECEMBER 31, 2015	$ 1,121,003

The accompanying notes are an integral part of the financial statement.

OUTCOME CAPITAL, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 851,844
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,692
Effects of changes in operating assets and liabilities:	
Prepaid expenses	(4,968)
Accounts receivable	66,296
Receivable from affiliated companies	2,433
Security deposits	(29,212)
Accounts payable, accrued expenses and other liabilities	312,129
Net cash provided by operating activities	1,208,214
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(44,051)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	272,000
Member distributions	(361,351)
Net cash used in financing activities	(89,351)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,074,812
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	331,169
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,405,981

The accompanying notes are an integral part of the financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia limited liability corporation (LLC) that is owned 50% by WWC Capital Group, LLC (the Affiliated Company), 25% by Arnold E. Freedman, and 25% by Oded Ben-Joseph. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Investment Banking Revenue

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Substantially all investment banking advisory fees are recorded when the services are provided and the income is reasonably determinable. A small portion of the fees are attributable to non-refundable retainer fees and are recorded for the period of performance.

Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself.

Cash and Cash Equivalents

Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase. As of December 31, 2015 there were not any cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable results from non-refundable retainer fees charged to the Company's customers for services rendered. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2015.

Fixed Assets and Depreciation

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $500 and have an estimated useful life in excess of three years. Depreciation is computed using the straight-line method generally over an estimated useful life of five years for office furniture and equipment and the lesser of the life of the lease or seven years for leasehold improvements. Depreciation expense for the year ended December 31, 2015 was $9,692.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one commercial bank in Reston, Virginia. All amounts held by the bank are subject to Federal Deposit Insurance Corporation (FDIC) insurance limitations.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Affiliated Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. The Company matches a portion of the employee contributions and may provide additional discretionary contributions at a rate to be determined annually. For the year ended December 31, 2015, Company contributions totaled $6,471. Additionally, contributions of $263,306 are accrued and paid in the first quarter of 2016.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $893,298, which was $859,123 in excess of its required net capital of $34,175. The Company's net capital ratio was .57 to 1.

NOTE 6 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2015 FOCUS report filed with FINRA.

NOTES 7 – RELATED PARTY TRANSACTIONS

The Affiliated Company and the Company have a formal expense sharing agreement where the parties share employees, office space, equipment, systems and office support. The cost of expenses is calculated based on actual employee specific costs for those employees of the Company that perform services for the Affiliated Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Affiliated Company. The Affiliated Company reimburses the Company for these expenses on a quarterly basis. Expenses reimbursed to the Company from the Affiliated Company under this expense sharing agreement totaled $37,837 for the year ended December 31, 2015, $8,424 of which was due to the Company from the Affiliated Company relating to fourth quarter 2015 expenses and was reimbursed in the first quarter of 2016. Reimbursed expenses are recorded as a reduction to expenses in the financial statements. $1008 is due from other affiliated entities, outside of the expense sharing agreement.

The transactions with the Affiliated Company described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases office space for its Massachusetts office under an operating lease agreement that expires in August 2019. Rent expense of $97,174 was charged to operations for the year ended December 31, 2015.

The Company leases office space for its Virginia office under an operating lease agreement that expires in December 2020. Rent expense of $161,594 was charged to operations for the year ended December 31, 2015.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future annual minimum payments required under non-cancelable leases are as follows:

2016	$275,211
2017	282,133
2018	289,166
2019	260,291
2020	194,676
Total	**$ 1,301,477**

Outcome Capital and two of its Managing Directors, Arnold Freedman and Oded Ben Joseph, were named as defendants in a civil lawsuit. The complaint was filed on July 24, 2015 in Superior Court in the County of Norfolk in the Commonwealth of Massachusetts by Mark Butts, the former business partner of Mr. Freedman, and Boston Equity Advisors, LLC, the corporation that used to be co-owned by Mr. Butts and Mr. Freedman. The complaint alleges breach of fiduciary duty and misappropriation of confidential information. The complaint asks for payment of unspecified monetary damages. The complaint is in the process of discovery and it is not possible to estimate the potential impact. Management of Outcome Capital believes that the suit is without merit and intends to vigorously defend the action.

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2015, but prior to February 22, 2016, that provided additional evidence about conditions that existed at December 31, 2015 have been recognized in the financial statements for the year ended December 31, 2015.

SUPPLEMENTAL INFORMATION

OUTCOME CAPITAL, LLC
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report filing as of December 31, 2015

OUTCOME CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from statement of financial condition		$ 1,121,003
2.	Deduct: Ownership not allowable for net capital		-
3.	Total ownership equity qualified for net capital		1,121,003
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other deductions or allowable credits		-
5.	Total capital and allowable subordinated liabilities		1,121,003
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition		
	1. Prepaid expenses	42,671	
	2. Accounts receivable	57,374	
	3. Receivable from Affiliated Company	9,432	
	4. Security and vendor deposits	56,048	
	5. Fixed assets (less accumulated depreciation)	62,180	
			227,705
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		893,298
9.	Haircuts on securities:		
	A. Contractual securities commitments		-
	B. Subordinated securities borrowings		-
	C. Trading and investment securities:		
	1. U.S. Government agency obligations	$ -	
	2. State and municipal government obligations	-	
	3. Corporate obligations	-	
	4. Other - NASD private placement	-	
			-
10.	Net capital		$ 893,298

OUTCOME CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 (Continued)

COMPUTATION OF NET CAPITAL

11.	Minimum net capital required (6 2/3% of line 19)	$ 34,175
12.	Minimum dollar net capital requirement of reporting broker	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 34,175
14.	Excess net capital (line 10 less line 13)	$ 859,123
15.	Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 842,031

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness included in statement of financial condition	$ 512,683
17.	Additions	-
18.	Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	-
19.	Total aggregate indebtedness	$ 512,683
20.	Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	.57

OUTCOME CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2015

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Operating Committee
Outcome Capital, LLC
Reston, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Outcome Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with those requirements. Outcome Capital, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $1,122 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2015 to the Company's supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $4,578,045 and $11,445, respectively of the Form SIPC-7, noting no differences.

b. Recalculated the Company's supporting schedule's arithmetical accuracy of the $1,122 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CliftonLarsonAllen LLP

Baltimore, Maryland
February 22, 2016

OUTCOME CAPITAL, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2015

Total Revenue	$ 4,579,167
Total Deductions	1,122
SIPC Net Operating Revenues	$ 4,578,045
General Assessment @ .0025	$ 11,445

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/28/15	No agent identified	$ -	$ 3,636
2/4/2016	No agent identified	-	7,809
		$ -	$ 11,445

SIPC-7 (33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1794*********************MIXED AADC 220
052060 FINRA DEC
OUTCOME CAPITAL LLC
11911 FREEDOM DR STE 730
RESTON VA 20190-5672

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Wallace 703995217 7

2. A. General Assessment (item 2e from page 2) $ 11,445

B. Less payment made with SIPC-6 filed (exclude interest) (<3636>)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 7809

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 7809

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7809 Check# 4826 2/4/16

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Outcome Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 20 16.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,579,167
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	4,579,167
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1122 -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	1122 -
Total deductions	1122 -
2d. SIPC Net Operating Revenues	$ 4,578,045
2e. General Assessment @ .0025	$ 11,445
	(to page 1, line 2.A.)



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Outcome Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) (the "exemption provisions") and (2) Outcome Capital, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 22, 2016



EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 28, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Outcome Capital, LLC is a broker/dealer registered with the SEC and FINRA.
- Outcome Capital, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- Outcome Capital, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule.
- Outcome Capital, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015.
- Outcome Capital, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015.
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- The above statements are true and correct to the best of my and Outcome Capital, LLC knowledge.

Signature [signature]

Title Managing Member

Date January 28, 2016

OUTCOME CAPITAL, LLC
11921 FREEDOM DR, STE 730, RESTON, VA 20190
PHONE: 703.225.1500 | FAX: 703.225.1515 | WWW.OUTCOMECAPITAL.COM